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                           June 5, 2020

       David McNally
       Chief Executive Officer
       Titan Medical Inc.
       155 University Avenue, Suite 750
       Toronto, Ontario M5H 3B7
       Canada

                                                        Re: Titan Medical Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 1, 2020
                                                            File No. 333-238830

       Dear Mr. McNally:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Richard Raymer, Esq.